FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1. [Financial Highlights — Year ended March 2005]

2. [Nomura Announces Target Dividend Amounts for Fiscal Year ending March 31, 2006]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 28, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

3

April 28, 2005

Financial Highlights – Year ended March 2005

We are pleased to report the following consolidated financial highlights based on consolidated financial information under US GAAP for the year ended March 2005.

For further information, please contact:

Shinji Iwai
Managing Director
Investor Relations Department
Nomura Group Headquarters
Nomura Securities Co., Ltd.
9-1 Nihonbashi 1-chome, Chuo-ku
Tokyo 103-8011, Japan
TEL: +813-3211-1811

Financial Summary For the Year Ended March 31, 2005

Date:	April 28, 2005

Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Amsterdam, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Shinji Iwai
Managing Director, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
URL(http://www.nomura.com)
(1) Operating Results

	For the year ended March 31
	2005	2004
	(Yen amounts in millions, except per share data)
Total revenue	¥1,126,237	¥1,045,936
Change from the year ended March 31, 2004	7.7%

Net revenue	¥799,190	¥803,103
Change from the year ended March 31, 2004	(0.5)%

Income before income taxes	¥204,835	¥282,676
Change from the year ended March 31, 2004	(27.5)%

Net income	¥94,732	¥172,329
Change from the year ended March 31, 2004	(45.0)%

Basic net income per share	¥48.80	¥88.82
Diluted net income per share	¥48.77	¥88.82
Return on shareholders’ equity (ROE)	5.2%	10.1%

Equity in earnings of affiliates	¥9,081	¥9,479
Average number of shares outstanding	1,941,401,477	1,940,116,416
Difference in recognition method with latest fiscal year: none

Note: Changes in the fair value of derivatives that are economically used to hedge non-trading assets and liabilities, but that do not meet the criteria in SFAS No. 133 to qualify as an accounting hedge, are reported in current period earnings as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Effective with the year ended March 31, 2005, changes in the fair value of both the embedded derivative and related economic hedges are netted. Such amounts previously reported have been reclassified to conform to the current year presentation.

(2) Financial Position

	At March 31
	2005	2004
	(Yen amounts in millions, except per share data)
Total assets	¥34,488,853	¥29,752,966
Shareholders’ equity	¥1,868,429	¥1,785,688
Shareholders’ equity as a percentage of total assets	5.4%	6.0%
Book value per share	¥962.48	¥919.67
Number of shares outstanding	1,941,261,889	1,941,656,029

(3) Cash flows
	For the year ended March 31
	2005	2004
	(Yen amounts in millions, except per share data)
Net cash provided by (used in) operating activities	¥(278,929)	¥(78,375)
Net cash provided by (used in) investing activities	¥(32,564)	¥45,471
Net cash provided by (used in) financing activities	¥385,061	¥198,017
Cash and cash equivalents at end of year	¥724,637	¥637,372

Note: Effective with the year ended March 31, 2005, changes in Other secured borrowings which were previously included in Cash flows from financing activities are included in Cash flows from operating activities. Such amounts previously reported have been reclassified to conform to the current year presentation.

(4) Scope of consolidation and equity method application

Number of consolidated subsidiaries and variable interest entities: 160
Number of affiliated companies, which were accounted for by the equity method: 17

(5) Movement in the scope of consolidation and equity method application for this period

Number of consolidation	Inclusion 40	Exclusion 13
Number of equity method application	Inclusion 7	Exclusion 3

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, releases its results on a more frequent quarterly basis, and does not present earnings forecasts.

NOMURA HOLDINGS, INC.

FINANCIAL HIGHLIGHTS

(UNAUDITED)

			% Change	Translation into U.S. dollars
	For the year ended/ as of
	March 31, 2004 (A)	March 31, 2005 (B)	(B-A)/(A)	March 31, 2005
	(Yen and dollar amounts in millions, except per share data)
FOR THE PERIOD ENDED
			%
Total revenue	¥1,045,936	¥1,126,237	7.7	$10,504
Net revenue	803,103	799,190	(0.5)	7,454
Non-interest expenses	520,427	594,355	14.2	5,544
Income before income taxes	282,676	204,835	(27.5)	1,910
Net income	172,329	94,732	(45.0)	884

Per share data :
Basic-
Net income	88.82	48.80	(45.1)	0.46

Diluted-
Net income	88.82	48.77	(45.1)	0.45

Cash dividends	15.00	20.00	33.3	0.19

Return on equity (ROE):	10.1%	5.2%

AT PERIOD-END
Total assets	¥29,752,966	¥34,488,853		$321,664
Shareholders’ equity	1,785,688	1,868,429		17,426

Per share data :
Shareholders’ equity	919.67	962.48		8.98

Note: Reclassifications of previously reported amounts - Changes in the fair value of derivatives that are economically used to hedge non-trading assets and liabilities, but that do not meet the criteria in SFAS No. 133 to qualify as an accounting hedge, are reported in current period earnings as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Effective with the year ended March 31, 2005, changes in the fair value of both the embedded derivative and related economic hedges are netted. Such amounts previously reported have been reclassified to conform to the current year presentation.

Results of Operations

Financial Overview

The following table provides selected consolidated income statement information for the year ended March 31, 2004 and 2005.

	Millions of yen
	Year Ended March 31,
	2004	2005
Non-interest revenue	¥702,676	¥724,858
Net interest revenue	100,427	74,332

Net revenue	803,103	799,190
Non-interest expenses	520,427	594,355

Income before income taxes	282,676	204,835
Income tax expense	110,347	110,103

Net income	¥172,329	¥94,732

Return on equity (ROE)	10.1%	5.2%

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of ¥ 799.2 billion for the year ended March 31, 2005, a decrease of 0.5% from the prior year. Non-interest expenses were ¥ 594.4 billion for the year ended March 31, 2005, an increase of 14% from the prior year.

Income before income taxes was ¥ 204.8 billion for the year ended March 31, 2005, a decrease of 28% from the prior year. Net income was ¥ 94.7 billion for the year ended March 31, 2005, a decrease of 45% from the prior year.

Total assets were ¥ 34.5 trillion at March 31, 2005, an increase of ¥ 4.7 trillion from March 31, 2004 and total shareholders’ equity increased by ¥ 82.7 billion from March 31, 2004 to ¥ 1,868.4 billion at March 31, 2005. Nomura’s return on equity was 5.2% for the year ended March 31, 2005.

Business Segments

Operating Results of Domestic Retail

	Millions of yen
	Year Ended March 31,
	2004	2005
Non-interest revenue	¥304,035	¥301,464
Net interest revenue	1,722	2,903

Net revenue	305,757	304,367
Non-interest expenses	226,213	223,200

Income before income taxes	¥79,544	¥81,167

Domestic Retail has further strengthened its capabilities to provide investment consultation services in order to respond to customers’ investment needs by offering stocks, investment trusts, domestic bonds, foreign currency bonds and a variety of other financial products. Net revenue decreased by 0.5% from ¥ 305,757 million for the year ended March 31, 2004 to ¥ 304,367 million for the year ended March 31, 2005. Non-interest expenses decreased by 1% from ¥ 226,213 million for the year ended March 31, 2004 to ¥ 223,200 million for the year ended March 31, 2005. As a result, income before income taxes increased by 2% from ¥ 79,544 million for the year ended March 31, 2004 to ¥ 81,167 million for the year ended March 31, 2005.

Operating Results of Global Wholesale

	Millions of yen
	Year Ended March 31,
	2004	2005
Non-interest revenue	¥290,845	¥264,848
Net interest revenue	74,891	61,022

Net revenue	365,736	325,870
Non-interest expenses	227,227	239,502

Income before income taxes	¥138,509	¥86,368

Global Wholesale has made an effort to manage its business portfolio based on global customers’ order-flow. Net revenue decreased by 11% from ¥ 365,736 million for the year ended March 31, 2004 to ¥ 325,870 million for the year ended March 31, 2005, due primarily to a decrease in net gain on trading relating to bonds. Non-interest expenses increased by 5% from ¥ 227,227 million for the year ended March 31, 2004 to ¥ 239,502 million for the year ended March 31, 2005. As a result, income before income taxes decreased by 38% from ¥ 138,509 million for the year ended March 31, 2004 to ¥ 86,368 million for the year ended March 31, 2005. In April 2004, the Global Wholesale segment was reorganized in order to enhance specialty services and strengthen our global structure. It now consists of three business lines: Global Markets, which is composed of Fixed Income and Equity, Investment Banking, and Merchant Banking.

Global Markets

Net revenue decreased by 14% from ¥ 284,147 million for the year ended March 31, 2004 to ¥ 243,087 million for the year ended March 31, 2005, due primarily to a decrease in net gain on trading relating to bonds. Non-interest expenses increased by 12% from ¥ 163,304 million for the year ended March 31, 2004 to ¥ 182,901 million for the year ended March 31, 2005. As a result, income before income taxes decreased by 50% from ¥ 120,843 million for the year ended March 31, 2004 to ¥ 60,186 million for the year ended March 31, 2005.

Investment Banking

Net revenue increased by 6% from ¥ 70,869 million for the year ended March 31, 2004 to ¥ 75,445 million for the year ended March 31, 2005, partly due to a revitalization in equity capital markets. Non-interest expenses decreased by 14% from ¥ 53,703 million for the year ended March 31, 2004 to ¥ 46,231 million for the year ended March 31, 2005, due primarily to restructuring of business operations. As a result, income before income taxes increased by 70% from ¥ 17,166 million for the year ended March 31, 2004 to ¥ 29,214 million for the year ended March 31, 2005.

Merchant Banking

Net revenue decreased by 32% from ¥ 10,720 million for the year ended March 31, 2004 to ¥ 7,338 million for the year ended March 31, 2005, primarily due to funding costs for its assets in Europe, although there were exit transactions and a rise in the fair value of investments for this period. Non-interest expenses increased by 1% from ¥ 10,220 million for the year ended March 31, 2004 to ¥ 10,370 million for the year ended March 31, 2005. As a result, income before income taxes was ¥ 500 million for the year ended March 31, 2004 and loss before income taxes was ¥ 3,032 million for the year ended March 31, 2005.

Operating Results of Asset Management

	Millions of yen
	Year Ended March 31,
	2004	2005
Non-interest revenue	¥34,300	¥42,239
Net interest revenue	1,657	1,283

Net revenue	35,957	43,522
Non-interest expenses	37,004	36,086

Income before income taxes	¥(1,047)	¥7,436

Net revenue increased by 21% from ¥ 35,957 million for the year ended March 31, 2004 to ¥ 43,522 million for the year ended March 31, 2005, due primarily to an increase in asset management and portfolio service fees reflecting the rise in the net assets of stock investment trusts. Non-interest expenses decreased by 2% from ¥ 37,004 million for the year ended March 31, 2004 to ¥ 36,086 million for the year ended March 31, 2005. As a result, loss before income taxes was ¥ 1,047 million for the year ended March 31, 2004 and income before income taxes was ¥ 7,436 million for the year ended March 31, 2005.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Please refer to Note 7 to the consolidated financial information for a reconciliation of segment results to income statement information. Income before income taxes was ¥ 8,499 million for the year ended March 31, 2004 and ¥ 12,611 million for the year ended March 31, 2005.

Financial Position

Total assets at March 31, 2005 were ¥34.5 trillion, up ¥4.7 trillion, compared with March 31, 2004, reflecting an increase in trading-related assets. Total liabilities at March 31, 2005 were ¥32.6 trillion, up ¥4.7 trillion, compared with March 31, 2004, reflecting an increase in trading-related liabilities. Trading-related balances (assets/liabilities) include trading assets and private equity investments, collateralized agreements, trading liabilities, collateralized financing and receivables/payables arising from unsettled trades (included in receivables or payables).

Cash and cash equivalents at March 31, 2005 increased by ¥87.3 billion compared with March 31, 2004. Net cash used in operating activities was ¥278.9 billion, mainly due to an increase in net trading-related balances (net of assets and liabilities). Net cash used in investing activities was ¥32.6 billion mainly due to purchase of non-trading debt securities. Net cash provided by financing activities was ¥385.1 billion mainly due to an increase in borrowings.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Translation into millions of U.S. dollars
	For the year ended
	March 31, 2004 (A)	March 31, 2005 (B)	(B-A)/(A)	March 31, 2005
Revenue:
Commissions	¥210,216	¥221,963	5.6%	$2,070
Fees from investment banking	86,994	92,322	6.1	861
Asset management and portfolio service fees	66,193	78,452	18.5	732
Net gain on trading	229,042	201,686	(11.9)	1,881
Gain on private equity investments	13,138	7,744	(41.1)	72
Interest and dividends	343,260	401,379	16.9	3,744
Gain on investments in equity securities	55,888	15,314	(72.6)	143
Private equity entities product sales	17,640	75,061	325.5	700
Other	23,565	32,316	37.1	301

Total revenue	1,045,936	1,126,237	7.7	10,504
Interest expense	242,833	327,047	34.7	3,050

Net revenue	803,103	799,190	(0.5)	7,454

Non-interest expenses :
Compensation and benefits	259,336	274,988	6.0	2,565
Commissions and floor brokerage	19,169	23,910	24.7	223
Information processing and communications	80,031	81,408	1.7	759
Occupancy and related depreciation	54,221	53,534	(1.3)	499
Business development expenses	23,100	28,214	22.1	264
Private equity entities cost of goods sold	11,852	44,681	277.0	417
Other	72,718	87,620	20.5	817

	520,427	594,355	14.2	5,544

Income before income taxes	282,676	204,835	(27.5)	1,910

Income tax expense:
Current	108,434	104,393	(3.7)	974
Deferred	1,913	5,710	198.5	52

	110,347	110,103	(0.2)	1,026

Net income	¥172,329	¥94,732	(45.0)	$884

	Yen		% Change	Translation into U.S. dollars
Per share of common stock:
Basic-
Net income	¥88.82	¥48.80	(45.1)	$0.46

Diluted-
Net income	¥88.82	¥48.77	(45.1)	$0.45

Note: Reclassifications of previously reported amounts -

Certain reclassifications of previously reported amounts on private equity entities accounted for as consolidated subsidiaries have been made to conform to the current year presentation.

Changes in the fair value of derivatives that are economically used to hedge non-trading assets and liabilities, but that do not meet the criteria in SFAS No. 133 to qualify as an accounting hedge, are reported in current period earnings as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Effective with the year ended March 31, 2005, changes in the fair value of both the embedded derivative and related economic hedges are netted. Such amounts previously reported have been reclassified to conform to the current year presentation.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2004	March 31, 2005	March 31, 2005
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥637,372	¥724,637	$6,758
Time deposits	248,737	419,606	3,914
Deposits with stock exchanges and other segregated cash	44,528	42,513	397

	930,637	1,186,756	11,069

Loans and receivables:
Loans receivable	543,894	516,295	4,815
Receivables from customers	10,744	12,037	112
Receivables from other than customers	464,776	718,997	6,706
Allowance for doubtful accounts	(5,778)	(2,801)	(26)

	1,013,636	1,244,528	11,607

Collateralized agreements:
Securities purchased under agreements to resell	5,701,646	7,201,791	67,168
Securities borrowed	7,180,106	7,187,254	67,033

	12,881,752	14,389,045	134,201

Trading assets and private equity investments (including securities pledged as collateral):
Securities inventory	13,066,963	14,757,597	137,639
Derivative contracts	479,659	515,946	4,812
Private equity investments	291,774	326,978	3,049

	13,838,396	15,600,521	145,500

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥181,655 million at March 31, 2004 and ¥196,827 million ($1,836 million) at March 31, 2005, respectively)	178,546	261,358	2,438
Private equity entities land, buildings, equipment and furniture and fixtures (net of accumulated depreciation and amortization of ¥794 million at March 31, 2004 and ¥3,036 million ($28 million) at March 31, 2005, respectively)	22,154	444,726	4,148
Lease deposits	64,764	100,993	942
Non-trading debt securities (including securities pledged as collateteral)	206,236	277,330	2,586
Investments in equity securities	169,459	172,067	1,605
Investments in and advances to affiliated companies	207,668	228,975	2,136
Deferred tax assets	105,901	114,010	1,063
Other	133,817	468,544	4,369

	1,088,545	2,068,003	19,287

Total assets	¥29,752,966	¥34,488,853	$321,664

Note: Reclassifications of previously reported amounts -

Certain reclassifications of previously reported amounts on private equity entities accounted for as consolidated subsidiaries have been made to conform to the current year presentation.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2004	March 31, 2005	March 31, 2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥429,500	¥517,065	$4,822
Private equity entities short-term borrowings	7,624	116,054	1,082

Payables and deposits:
Payables to customers	266,646	248,089	2,314
Payables to other than customers	861,747	464,178	4,329
Time and other deposits received	255,703	330,216	3,080

	1,384,096	1,042,483	9,723

Collateralized financing:
Securities sold under agreements to repurchase	9,622,727	12,603,211	117,546
Securities loaned	5,157,814	5,643,782	52,637
Other secured borrowings	2,587,217	3,419,192	31,889

	17,367,758	21,666,185	202,072

Trading liabilities:
Securities sold but not yet purchased	5,559,598	4,895,054	45,654
Derivative contracts	417,368	437,119	4,077

	5,976,966	5,332,173	49,731

Other liabilities:
Accrued income taxes	93,538	31,937	298
Accrued pension and severance costs	86,439	99,565	929
Other	235,888	571,787	5,333

	415,865	703,289	6,560

Long-term borrowings	2,377,365	2,798,560	26,101
Private equity entities long-term borrowings	8,104	444,615	4,147

Total liabilities	27,967,278	32,620,424	304,238

Commitments and contingencies (See Note 4)

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at March 31, 2004, and March 31, 2005	182,800	182,800	1,705

Additional paid-in capital	154,063	155,947	1,454

Retained earnings	1,550,231	1,606,136	14,980

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(34,221)	(24,645)	(230)
Cumulative translation adjustments	(34,380)	(18,083)	(168)

	(68,601)	(42,728)	(398)

	1,818,493	1,902,155	17,741
Less-Common stock held in treasury, at cost - 24,263,831 shares, and 24,657,971 shares at March 31, 2004 and March 31, 2005, respectively	(32,805)	(33,726)	(315)

Total shareholders’ equity	1,785,688	1,868,429	17,426

Total liabilities and shareholders’ equity	¥29,752,966	¥34,488,853	$321,664

Note: Reclassifications of previously reported amounts -

Certain reclassifications of previously reported amounts on private equity entities accounted for as consolidated subsidiaries have been made to conform to the current year presentation.

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	For the year ended March 31, 2004	For the year ended March 31, 2005	For the year ended March 31, 2005
Cash flows from operating activities:
Net income	¥172,329	¥94,732	$884
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	33,706	38,163	356
(Gain) on investments in equity securities	(55,888)	(15,314)	(143)
Deferred income tax expense	1,913	5,710	52
Changes in operating assets and liabilities :
Time deposits	174,331	(157,971)	(1,473)
Deposits with stock exchanges and other segregated cash	(7,485)	3,036	28
Trading assets and private equity investments	(4,808,112)	(1,552,822)	(14,482)
Trading liabilities	2,152,243	(738,575)	(6,888)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,297,514	1,402,270	13,078
Securities borrowed, net of securities loaned	(1,576,454)	483,804	4,512
Other secured borrowings	1,747,519	831,974	7,760
Loans and receivables, net of allowance	135,821	(158,640)	(1,480)
Payables and deposits received	592,779	(478,796)	(4,466)
Accrued income taxes, net	80,273	(69,418)	(647)
Other, net	(18,864)	32,918	307

Net cash used in operating activities	(78,375)	(278,929)	(2,602)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(39,303)	(59,348)	(554)
Proceeds from sales of office buildings, land, equipment and facilities	1,341	2,645	25
Payments for purchases of investments in equity securities	(61)	(79)	(1)
Proceeds from sales of investments in equity securities	24,309	12,985	121
Decrease (Increase) in non-trading debt securities, net	61,705	(71,604)	(668)
Other, net	(2,520)	82,837	773

Net cash provided by (used in) investing activities	45,471	(32,564)	(304)

Cash flows from financing activities:
Increase in long-term borrowings	712,675	844,659	7,878
Decrease in long-term borrowings	(551,897)	(495,455)	(4,622)
Increase in short-term borrowings, net	76,982	70,181	655
Proceeds from sales of common stock	8,027	143	1
Payments for repurchases of common stock	(4,084)	(475)	(4)
Payments for cash dividends	(43,686)	(33,992)	(317)

Net cash provided by financing activities	198,017	385,061	3,591

Effect of exchange rate changes on cash and cash equivalents	(18,978)	13,697	128

Net Increase in cash and cash equivalents	146,135	87,265	813
Cash and cash equivalents at beginning of the period	491,237	637,372	5,945

Cash and cash equivalents at end of the period	¥637,372	¥724,637	$6,758

Note: Effective with the year ended March 31, 2005, changes in Other secured borrowings which were previously included in Cash flows from financing activities are included in Cash flows from operating activities. Such amounts previously reported have been reclassified to conform to the current year presentation.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.	Summary of accounting policies:

Description of business—

The Company and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest ( collecting referred to as “Nomura” ). Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) and the revised Interpretation, the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

The accounting and financial reporting policies of the Company conform to U.S. GAAP as applicable to broker-dealers.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

All material inter-company transactions and balances have been eliminated on consolidation.

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Fair value of financial instruments is based on quoted market prices, broker/dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in trading revenues. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or if the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models that take into consideration time value and volatility factors underlying the financial instrument.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact Nomura’s estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

Private equity investments—

Private equity investments primarily are carried at fair value. Corresponding changes in the fair value of these investments are included in Gain on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations and requires management to make judgments based on complex factors. As the underlying investments generally are in non-publicly listed companies, there are no externally quoted market prices available. In estimating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length. Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from bottom up, detailed projections prepared by management of each respective investment.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that Nomura account for the transfer of financial assets, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

Foreign currency translation—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. All assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenues and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated income statements.

Collateralized agreements and collateralized financing—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Historically, Nomura engaged in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involved the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated financial statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold, as repurchase and reverse repurchase transactions.

Other secured borrowings, which consist primarily of secured borrowings from financial institutions in the inter-bank money market, are recorded at contractual amounts.

On the consolidated balance sheet, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

Receivables and payables —

Receivables from and payables to customers/other than customers include amounts due to securities transactions. Net receivables/payables arising from unsettled trades are included in Receivable from/Payables to other than customers.

Allowance for loan losses—

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Allowances for loan losses on margin transactions loans and inter-bank money market loans are provided for based primarily on historical loss experience.

Allowances for loan losses on banking/financing activities loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, which consist mainly of computer installations and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the declining-balance method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives.

Long-lived assets—

In August 2001, the FASB released SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

As required by SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

These charges were incurred as a result of Nomura’s analysis to determine if there was any impairment of long-lived assets and significant decreases in the market or fair value of certain assets were identified. The revised carrying values of these assets were based on the market or fair value of the assets.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for Nomura’s operating purposes and other than operating purposes. For Nomura’s operating purposes, Nomura holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds equity securities such as stock exchange memberships for other than operating purposes. In accordance with US GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities for Nomura’s operating purposes are recorded as Investments in equity securities in the consolidated balance sheets. Investments in equity securities for other than operating purposes are included in the consolidated balance sheets in Other assets—Other.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated income statements.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Stock-based compensation—

Effective April 1, 2002, Nomura adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and applied the modified prospective method under the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 123 requires that compensation cost for all stock awards be calculated and recognized over the service period, generally equal to the vesting period. The compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share”, the computation of basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilutive effect of warrants and stock acquisition rights.

Cash and cash equivalents—

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks.

Goodwill, intangible assets and negative goodwill—

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 no longer permits the amortization of goodwill and intangible assets with indefinite lives. Instead these assets must be reviewed annually, or more frequently in certain circumstance, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment.

Goodwill is recognized as the excess of acquisition cost over the fair value of net assets acquired. Goodwill, upon adoption of SFAS No. 142, is not amortized. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

New accounting pronouncements—

In June 2004, the Emerging Issue Task Force (“EITF”) reached a consensus on EITF Issue 02-14 (“EITF 02-14”), “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means.” The consensus reached indicates that in situations where an investor has the ability to exercise significant influence over the investee, an investor should apply the equity method of accounting only when it has either common stock or “in-substance” common stock of a corporation. The consensus would be effective for reporting periods beginning after September 15, 2004. The implementation of EITF02-14 did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2005.

In November 2004, EITF reached a consensus on EITF Issue 03-13 (“EITF 03-13”),” Applying the Conditions in Paragraph 42 of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in Determining Whether to Report Discontinued Operations.” EITF Issue 03-13 clarifies (a) which cash flows should be taken into consideration when assessing whether the cash flows of the disposal component have been or will be eliminated from the ongoing operations of the entity, (b) the types of involvement ongoing between the disposal component and the entity disposing of the component that constitute continuing involvement in the operations of the disposal component, and (c) the appropriate (re)assessment period for purposes of assessing whether the criteria in paragraph 42 have been met. EITF Issue 03-13 should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The implementation of EITF 03-13 did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2005.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation.” Revised SFAS No. 123 requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The approach to accounting for share-based payments under revised SFAS No. 123 is substantially unchanged from that allowed under SFAS No. 123. Revised SFAS No. 123 is scheduled to be effective for reporting periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commissions approved postponing the effective date for applying the provision of SFAS No. 123 (revised 2004) until fiscal year beginning after June, 2005. As Nomura already has adopted the provision of SFAS No. 123, the impact of adopting the revised SFAS No. 123 is not expected to be significant.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligation” and provides guidance on the recognition timing and the measurement of liabilities associated with the retirement of a tangible long-lived asset when the timing and /or method of settlement of the obligation are conditional on a future event. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Nomura is currently assessing the potential impact of FIN 47 on the consolidated financial statements.

2.	U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥107.22 = US$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2005. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3.	Retirement benefit plans:

Outline of retirement benefit plans—

The Company and certain domestic subsidiaries other than private equity investees provide lump-sum severance indemnity, defined benefit pension plans and defined contribution pension plans to employees at retirement. Some overseas subsidiaries provide lump-sum payments to employees at retirement, defined benefit pension plans and defined contribution pension plans.

Key information related to defined benefit plans—

Items related to the plans for the Company and domestic subsidiaries other than private equity investees

	Millions of yen		Translation into millions of U.S. dollars
	As of / for the year ended March 31, 2004	As of / for the year ended March 31, 2005	As of / for the year ended March 31, 2005
Accrued pension and severance costs	¥72,620	¥65,203	$608
Periodic pension and severance cost (1)	14,780	13,490	126

(1)	Periodic pension and severance costs are included in “Compensation and benefits” in “Non-interest expenses”.

Assumptions used in determining the present value of the projected benefit obligation and net periodic pension and severance costs:

	(%)
	As of / for the year ended March 31, 2004	As of / for the year ended March 31, 2005
Discount Rate	1.8	2.1
Expected rate of return on plan assets	2.6	2.6

4.	Credit and investment commitments and guarantees:

Commitments—

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit. Nomura has commitments to invest in various partnerships, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Contractual amounts of these commitments were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2004	March 31, 2005	March 31, 2005
Commitments to extend credit and to invest in partnerships	¥160,089	¥192,590	$1,796

Guarantees—

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Contractual amounts of these guarantees, other than derivative contract, for which the fair values are recorded on the consolidated balance sheets at fair value, were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2004	March 31, 2005	March 31, 2005
Standby letters of credit and other guarantees	¥29,424	¥7,919	$74

5.	Comprehensive income:

	Millions of yen		Translation into millions of U.S. dollars
	For the year ended
	March 31, 2004	March 31, 2005	March 31, 2005
Net income	¥172,329	¥94,732	$884

Other comprehensive (loss) income, net of tax:
Change in cumulative translation adjustments	(12,051)	16,297	152
Minimum pension liability adjustment during the period	7,337	9,576	89

Total other comprehensive (loss) income, net of tax	(4,714)	25,873	241

Comprehensive income	¥167,615	¥120,605	$1,125

6.	Changes in additional paid-in capital and retained earnings:

	Millions of yen		Translation into millions of U.S. dollars
	For the year ended
	March 31, 2004	March 31, 2005	March 31, 2005
Additional paid-in capital
Balance at beginning of period	¥151,328	¥154,063	$1,437
Gain on sales of treasury stock	1,807	14	0
Issuance of common stock options	928	1,870	17

Balance at end of period	¥154,063	¥155,947	$1,454

Retained earnings
Balance at beginning of period	¥1,407,028	¥1,550,231	$14,458
Net income	172,329	94,732	884
Dividends	(29,126)	(38,827)	(362)

Balance at end of period	¥1,550,231	¥1,606,136	$14,980

7.	Segment Information-Operating segment:

Business segments’ results are shown in the following table.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2004
Non-interest revenue	¥304,035	¥290,845	¥34,300	¥(83)	¥629,097
Net interest revenue	1,722	74,891	1,657	22,156	100,426

Net revenue	305,757	365,736	35,957	22,073	729,523
Non-interest expenses	226,213	227,227	37,004	13,574	504,018

Income (loss) before income taxes	¥79,544	¥138,509	¥(1,047)	¥8,499	¥225,505

Year ended March 31, 2005
Non-interest revenue	¥301,464	¥264,848	¥42,239	¥26,064	¥634,615
Net interest revenue	2,903	61,022	1,283	9,159	74,367

Net revenue	304,367	325,870	43,522	35,223	708,982
Non-interest expenses	223,200	239,502	36,086	22,612	521,400

Income before income taxes	¥81,167	¥86,368	¥7,436	¥12,611	¥187,582

	Change (%)
Income (loss) before income taxes
Year ended March 31, 2005 vs. 2004	2.0	(37.6)	—	48.4	(16.8)

	Translation into millions of U.S. dollars
Year ended March 31, 2005
Non-interest revenue	$2,812	$2,470	$394	$243	$5,919
Net interest revenue	27	569	12	86	694

Net revenue	2,839	3,039	406	329	6,613
Non-interest expenses	2,082	2,233	337	211	4,863

Income before income taxes	$757	$806	$69	$118	$1,750

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/ (loss) before income taxes in the “Other” column

	Millions of yen		Translation into millions of U.S. dollars
	For the year ended
	March 31, 2004	March 31, 2005	March 31, 2005
Loss on undesignated hedging instruments included in Net gain on trading	¥(12,544)	¥(8,650)	$(81)
Gain on investment securities	1,590	7,777	73
Equity in earnings of affiliates	8,514	7,271	68
Corporate items	(10,666)	4,519	42
Others	21,605	1,694	16

Total	¥8,499	¥12,611	$118

The table below presents a reconciliation of the combined segment information included in the table on the previous page to reported net revenue and income before income taxes in the consolidated income statement information.

	Millions of yen		Translation into millions of U.S. dollars
	For the year ended
	March 31, 2004	March 31, 2005	March 31, 2005
Net revenue	¥729,523	¥708,982	$6,612
Unrealized gain on investments in equity securities held for relationship purposes	54,729	8,364	78
Effect of consolidation/deconsolidation of certain private equity investee companies	18,851	81,844	764

Consolidated net revenue	¥803,103	¥799,190	$7,454

Non-interest expenses	¥504,018	¥521,400	$4,862
Unrealized gain on investments in equity securities held for relationship purposes	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	16,409	72,955	682

Consolidated non-interest expenses	¥520,427	¥594,355	$5,544

Income before income taxes	¥225,505	¥187,582	$1,750
Unrealized gain on investments in equity securities held for relationship purposes	54,729	8,364	78
Effect of consolidation/deconsolidation of certain private equity investee companies	2,442	8,889	82

Consolidated income before income taxes	¥282,676	¥204,835	$1,910

8.	Other

Information on lease and derivative transactions will be disclosed in EDINET. Other notes to the consolidated financial information will be disclosed when those are available.

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions/fees received” and “Net gain on trading” consist of the following:

Commissions/fees received

	Millions of yen		% Change	Translation into millions of U.S. dollars
	For the year ended
	March 31, 2004 (A)	March 31, 2005 (B)	(B-A)/(A)	March 31, 2005
Commissions	¥210,216	¥221,963	5.6	$2,070

Brokerage Commissions	149,667	156,198	4.4	1,457
Commissions for Distribution of Investment Trust	37,345	41,660	11.6	389

Fees from Investment Banking	86,994	92,322	6.1	861

Underwriting and Distribution	71,091	69,553	(2.2)	649
M&A / Financial Advisory Fees	15,772	22,639	43.5	211

Asset Management and Portfolio Service Fees	66,193	78,452	18.5	732

Asset Management Fees	56,268	67,183	19.4	627

Total	¥363,403	¥392,737	8.1	$3,663

Net gain on trading

	Millions of yen		% Change	Translation into millions of U.S. dollars
	For the year ended
	March 31, 2004 (A)	March 31, 2005 (B)	(B-A)/(A)	March 31, 2005
Merchant Banking	¥1,548	¥4,013	159.2	$38
Equity Trading	75,232	76,815	2.1	716
Fixed Income and Other Trading	152,262	120,858	(20.6)	1,127

Total	¥229,042	¥201,686	(11.9)	$1,881

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005
Revenue:
Commissions	¥33,752	¥55,967	¥57,590	¥62,907	¥69,533	¥45,585	¥46,275	¥60,570
Fees from investment banking	14,498	19,860	24,408	28,228	15,434	32,339	18,412	26,137
Asset management and portfolio service fees	13,735	17,022	16,792	18,644	18,185	19,845	19,287	21,135
Net gain on trading	80,432	67,097	33,800	47,713	53,567	23,073	54,709	70,337
(Loss) gain on private equity investments	(669)	7,267	(2,105)	8,645	498	(2,097)	(2,165)	11,508
Interest and dividends	101,646	89,944	66,574	85,096	81,891	101,102	122,035	96,351
Gain (loss) on investments in equity securities	16,168	15,601	2,788	21,331	10,271	(11,624)	7,752	8,915
Private equity entities product sales	2,682	1,267	2,678	11,012	17,368	15,858	20,250	21,585
Other	5,348	5,471	3,167	9,580	8,548	4,747	7,206	11,815

Total revenue	267,592	279,496	205,692	293,156	275,295	228,828	293,761	328,353
Interest expense	67,505	64,809	55,461	55,058	61,367	71,987	99,873	93,820

Net revenue	200,087	214,687	150,231	238,098	213,928	156,841	193,888	234,533

Non-interest expenses:
Compensation and benefits	65,903	67,686	61,823	63,924	65,943	64,206	67,441	77,398
Commissions and floor brokerage	4,904	4,625	3,482	6,158	6,409	6,502	4,068	6,931
Information processing and communications	18,890	19,520	19,155	22,466	19,281	20,136	20,404	21,587
Occupancy and related depreciation	13,319	13,506	12,929	14,467	13,274	12,986	13,152	14,122
Business development expenses	4,983	5,428	5,495	7,194	5,429	7,767	6,824	8,194
Private equity entities cost of goods sold	2,064	1,123	1,938	6,728	11,171	9,921	11,501	12,088
Other	18,724	14,848	15,478	23,667	19,955	19,116	21,306	27,243

	128,787	126,736	120,300	144,604	141,462	140,634	144,696	167,563

Income before income taxes	71,300	87,951	29,931	93,494	72,466	16,207	49,192	66,970

Income tax expense (benefit):
Current	27,093	38,418	15,265	27,658	26,001	22,291	10,939	45,162
Deferred	5,159	1,895	(1,065)	(4,076)	5,633	(9,300)	13,112	(3,735)

	32,252	40,313	14,200	23,582	31,634	12,991	24,051	41,427

Net income	¥39,048	¥47,638	¥15,731	¥69,912	¥40,832	¥3,216	¥25,141	¥25,543

	Yen
Per share of common stock:
Basic-
Net income	¥20.14	¥24.58	¥8.10	¥36.01	¥21.03	¥1.66	¥12.95	¥13.16

Diluted-
Net income	¥20.14	¥24.58	¥8.10	¥36.01	¥21.03	¥1.66	¥12.94	¥13.15

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.
Nomura Asset Management Co., Ltd.
The Nomura Trust & Banking Co., Ltd.
Nomura Babcock & Brown Co., Ltd.
Nomura Capital Investment Co., Ltd.
Nomura Investor Relations Co., Ltd.
Nomura Principal Finance Co., Ltd.
Nomura Funds Research and Technologies Co., Ltd.
Nomura Pension Support & Service Co., Ltd.
Nomura Research & Advisory Co., Ltd.
Nomura Business Services Co., Ltd.
Nomura Facilities, Inc.
Nomura Institute of Capital Markets Research

Overseas Subsidiaries

Nomura Holding America Inc.
Nomura Securities International, Inc.
Nomura Corporate Research and Asset Management Inc.
Nomura Asset Capital Corporation
The Capital Company of America, LLC
Nomura Derivative Products, Inc.
Nomura Global Financial Products, Inc.
Nomura Securities (Bermuda) Ltd.

Nomura Europe Holdings plc
Nomura International plc
Nomura Bank International plc
Banque Nomura France
Nomura Bank (Luxembourg) S.A.
Nomura Bank (Deutschland) GmbH
Nomura Bank (Switzerland) Ltd.
Nomura Italia S.I.M. p.A.

Nomura Funding Facility Corporation Limited
Nomura Global Funding plc
Nomura Europe Finance N.V.
Nomura Principal Investment plc

Nomura Asia Holding N.V.
Nomura Investment Banking (Middle East) B.S.C. (Closed)
Nomura International (Hong Kong) Limited
Nomura Singapore Limited
Nomura Advisory Services (Malaysia) Sdn. Bhd.
Nomura Australia Limited
PT Nomura Indonesia

Affiliates

Nomura Research Institute, Ltd.
JAFCO Co., Ltd.
Nomura Land and Building Co., Ltd.
Capital Nomura Securities Public Company Limited

Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Market fluctuations could harm our businesses

Our businesses are materially affected by conditions in the financial markets and economic conditions in Japan and elsewhere around the world. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, act of terrorism, natural disasters or other similar events. A sustained market downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market downturn, we may incur substantial losses due to market volatility.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues we receive from commissions because of a decline in the volume of brokered securities transactions that we execute for our customers. Also, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Unfavorable financial or economic conditions would likely reduce the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there is a sustained market downturn.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income and equity markets, both for our own account and for the purpose of facilitating our customers’ trades. Our positions consist of various types of asset, including financial derivatives transactions in the interest rate, credit, equity, currency, commodity, real estate and other markets. Market fluctuations can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, a market upturn could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market. We utilize various hedging techniques to mitigate these position risks. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the terrorist attack on September 11, 2001 or the Russian economic crisis in 1998. Also, we face losses if the level of market volatility differs from our expectation, which may occur particularly in the emerging markets. In addition, we commit capital to take relatively large position for underwriting or warehousing assets to facilitate certain capital market transactions. We may incur significant losses from these activities.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Concentration of risk can expose us to large losses in our businesses such as market-making, block trading, underwriting and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. For example, we previously held a large inventory for commercial mortgage-backed securities in our U.S. operations, the value of which seriously deteriorated after bond investors took flight from these investments in August 1998.

Extended market decline can reduce liquidity and lead to material losses

Extended market decline can reduce the level of market activity. If we cannot properly close out our associated positions, in particular over-the-counter derivatives, we may incur substantial losses due to the difficulty of monitoring prices in a less liquid market.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold a long position in an asset, we may hedge this position by taking a short position in an asset where the short position has, historically, moved in a direction that would offset a change in value in the long position. However, historical trading patterns and correlations may not continue, and these hedging strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which information is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks.

Market risk may increase the other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products through financial engineering/innovation may be increased by market risk. Also, if we incur substantial trading losses, our need for liquidity could rise sharply while our access to cash may be impaired. Furthermore, if there is a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them. Our liquidity risk and credit risk are described below.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to enhance our liquidity through repurchase and securities lending transactions, access to long-term debt, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business because of their assessment of our long-term or short-term financial prospects:

•	if we incur large trading losses,

•	if the level of our business activity decreases due to a market downturn, or

•	if regulatory authorities take significant action against us.

Our ability to borrow in the debt markets also could be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the prospects for the investment banking, securities or financial services industries generally. For example, in 1998 and 1999, as a result of concerns regarding asset quality and the failure of several large Japanese financial institutions, some international lenders charged an additional risk premium to Japanese financial institutions for short-term borrowings in the interbank market and restricted the availability of credit they were willing to extend. As concern about banks and other financial institutions in Japan continues, this additional risk premium, commonly known as “Japan premium”, may be imposed again.

In particular, we may be unable to access the short-term debt markets

We depend primarily on the issuance of commercial paper and short-term bank loans as a principal source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to purchase new instruments when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which could adversely affect our liquidity, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial conditions. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time. For example, after the Russian economic crisis in 1998, the liquidity of some of our assets, including Russian bonds and other assets, such as commercial mortgage-backed securities, was significantly reduced by simultaneous attempts by us and other market participants to sell similar assets.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. A reduction in our credit ratings, or being placed on “credit watch” with negative implications, could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity. For example, in 1998, after a series of credit rating downgrades, we experienced an increase in borrowing costs and reduced access to short-term funding sources—particularly in connection with our operations in Europe and the United States.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price moves. These include not only the events such as the terrorist attack on September 11, 2001 and the Russian economic crisis in 1998 that resulted in losses to our business but also the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant changes in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting and other related rules which may make our trading strategy obsolete or less competitive, or

•	the failure of corporate actions such as M&A with respect to our trading and investment assets.

Losses caused by financial or other problems of third parties may expose us to credit risk

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options.

We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons. This risk may arise from:

•	holding securities of third parties,

•	entering into swap or other derivative contracts under which counterparties have obligations to make payments to us,

•	executing securities, futures, currency or derivative trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries, or

•	extending credit to our clients through bridge or margin loans or other arrangements.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. We may suffer financially if major Japanese financial institutions fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific customers or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may find that we have insufficient value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our customers and counterparties may be unable to perform their obligations to us as a result of economic or political conditions

Country, regional and political risks are components of credit risk, as well as market risk. Economic or political pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face the following types of operational risk, and if such risk materializes, we could suffer financial losses, disruption in our business, litigation from relevant parties, regulatory intervention or reputational damage:

•	suffering damages due to failure to settle securities transactions,

•	suffering damages due to failure by officers or employees to perform proper administrative activities prescribed in regular procedures,

•	suffering damages due to suspension or malfunction of systems, most of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd.,

•	suffering damages as a result of the destruction of our facilities or systems due to large-scale disasters or criminal actions, or

•	suffering damages as a result of the restriction of our business operation or investment activities due to social confusion from political reasons.

Our business is subject to substantial legal and regulatory risk, to regulatory changes and reputation risk

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputational harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws for materially false or misleading statements made in connection with securities underwriting and offering transactions, potential liability for advice we provide in corporate transactions, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for transactions with us and legal claims concerning our merchant banking business. During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to social criticism according to the particulars or situations of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations are not designed to protect our shareholders and often limit our activities, through net capital, customer protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially public institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in September 2002, the Financial Services Agency of Japan abolished restrictions on sharing common office space between banks and their affiliated securities companies. Also, in accordance with the amendments to the Securities and Exchange Law effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business and therefore increasing competition. Furthermore, we may face additional regulations on trading or other activities that may lead to a reduction of the market liquidity, trading volume or market participants. Such regulatory action may damage the Japanese markets as our main revenue source.

Misconduct by an employee, Director or Executive Officer could harm us and is difficult to detect and deter

We face the risk that misconduct by an employee, Director or Executive Officer could occur. Misconduct by an employee, Director or Executive Officer could bind us to transactions that exceed authorized limits or present unacceptable risks, or hide from us unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Misconduct by an employee, Director or Executive Officer could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. We may not always be able to deter misconduct by an employee, Director or Executive Officer and the precautions we take to prevent and detect misconduct may not be effective in all cases.

Our reputation may be damaged due to leakage of personal information

In Japan, the Personal Information Protection Act took full effect on April 1, 2005. A company handling personal information has been imposed various obligations regarding acquisition, use or management of personal information. Recently, there have been a series of reports that huge personal information was leaked from companies. In these cases, some of such companies have heavily lost social trust. We own large database of our customers and use such database for the purpose of providing services for our customers. Under these circumstances in Japan, information management of personal information has become more important to us.

The financial services industry is intensely competitive and rapidly consolidating

The businesses we are in are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition in brokerage, underwriting and other businesses. There has also been increased competition in terms of delivery of value-added services to customers, such as corporate advisory services.

Competition with on-line brokers and non-Japanese firms in Japan is increasing

Since the late 1990s, the financial services sector in Japan has been deregulated. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Moreover, since the full deregulation of stock brokerage commission rates in October 1999, competition in the domestic brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, including those that specialize in on-line securities brokerage, are offering securities brokerage services at low commission rates. In response to commission deregulation, we also restructured our stock brokerage commissions to offer lower commissions depending on the trading amount and the type of customer account. We may continue to experience pricing pressures in the future.

Competition with non-Japanese firms in the Japanese market is increasing

Competition from non-Japanese firms has also increased through their presence in Japan, especially in the areas of securities underwriting and corporate advisory services.

Increased global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Many of these firms have the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services. This diversity of services offered may enhance their competitive position. They also have the ability to supplement their investment banking and securities business with commercial banking, insurance and other financial services revenues in an effort to gain market share. We may lose our market share as these large, consolidated firms expand their business.

Our ability to expand internationally will depend on our ability to compete successfully with financial institutions in international markets

We believe that significant challenges and opportunities will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial institutions based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial institutions are larger, better capitalized and have a stronger local presence and a longer operating history in these markets.

We may not be able to realize gains we expect on our private equity investments

We hold substantial private equity investments in Europe. These investments are in the residential real estate, consumer finance, retail and service sectors. We hold these investments at fair value, which is typically based on projected future cash flows, discounted at a weighted average cost of capital. Projected future cash flows will reflect the business drivers specific to each investment, which in turn will be affected by market conditions, thus any deterioration in the market conditions of these sectors in Europe could have a material impact on our future financial statements. This is especially the case if market conditions deteriorate in the European residential real estate sector, given the overall weighting of risk to this sector. Furthermore, given their large size and illiquid nature, the general partner of the fund controlling these investments may not be able to realize the value of the underlying investments at a level, at the time or in a way the general partner may wish. Inability to dispose of the underlying investments could have a material impact on our future financial statements.

Also, we have a growing private equity business in Japan. As the size of this business increases, any deterioration in market conditions and/or our inability to dispose of our private equity investments in Japan at a level, at the time or in a way we may wish, could give rise to material losses which could have a material impact on our future financial statements.

We may not be able to dispose of our operating investments at the time or with the speed we would like

We hold substantial amounts of operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our income statement. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so or as quickly as we may wish.

Our investments in publicly-traded shares of affiliates accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in our incurring an impairment loss

We have equity investments in affiliates accounted for under the equity method in our consolidated financial statements whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, that the decline is other than temporary, then we must record an impairment loss for the applicable fiscal period.

We may face an outflow of customers’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of product to meet various needs of our customers with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds, and Long-term Bond Investment Trusts (“Nomura Bond Fund”) are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of customer confidence and lead to an outflow of customer assets from our custody.

Corporate Goals and Principles

Management Policy and Structure of Business Operations

The vision of Nomura Group (the “Company”) is to solidify its position as a “globally competitive Japanese financial institution”.

Japan’s financial market evolution has resulted in more internationalization and deregulation. The Company’s management objective is to capture the securities business from a broader perspective, continue strengthening and expanding our domestic operations whilst, simultaneously, utilizing Nomura Group’s comprehensive capabilities around the world to grow our business on a global scale.

One of the management’s goal is to maintain an average consolidated ROE of 10 to 15% over the medium to long run.

Rather than running each of its companies on an individual basis, the Company has an integrated approach to managing its business. In order to accelerate our business on a global scale, from 1st April 2005, the Company has undertaken certain reorganizations in its business lines. Nomura Group’s Global Wholesale has been segmented to Global Markets, Global Investment Banking, Global Merchant Banking, which combined with Domestic Retail and Asset Management will consist of five business lines.

In addition, within Global Markets, together with Global Fixed Income and Global Equity, we have established Asset Finance as a new business line.

The Company has established these business lines to meet client requirements, with the objective to expand and strengthen our operations both at home and abroad. In order to achieve this, the Company has delegated appropriate executive authority to each of the respective business lines, with the aim to increase Nomura Group’s competitive position through the continuation of establishing a solid platform via linkages between the lines and enhancement of professional skills within each line.

Business Line

Dividend Policy

When determining the amount of any cash dividend, the Company will first consider the maintenance of capital sufficient to capture business opportunities as they may develop. The Company will then decide the target dividend amounts, taking into account the firm’s dividend-on-equity ratio (DOE). Lastly, when the Company achieves a sufficient level of profit, it will decide the amount of the cash dividend taking into consideration the pay-out ratio. As for retained profits, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

Reduction of the Size of Trading Units

At the Board of Directors meeting held on October 28, 2004, it was decided to change the trading unit of the Company’s stock from 1,000 shares to 100 shares. This change was implemented on January 4, 2005.

Current Challenges

The business environment which the Company is facing, continues to change at a rapid pace on the back of further structural adjustments in the domestic money flows as well as deregulation taking place within the economy.

In this environment, the Company will continue to analyze markets, viewing the securities business from a wider perspective, accelerate its global operations to meet the diverse requirements of our customers on a prompt, flexible basis, with the ultimate objective in providing the best service for various types of investment advice.

In Domestic Retail, the Company will aim to expand and strengthen its customer base and assets under management, through a more extensive approach in ensuring that we are able to meet their diversifying requirements. In addition, the Company will continue its efforts in areas such as investor education programs, in order to expand the investor universe, leading to further activity in the financial markets.

In Global Markets, through the advancement of professional skills in Global Fixed Income, Global Equity Asset Finance, as well as close coordination with Domestic Retail, Global Investment Banking, the Company will aim to solidify a strong platform in providing solutions to meet the diversifying requirements of our customers.

In Global Investment Banking, the Company aims to promptly provide high value added solutions, such as Balance Sheet Operations enhancing shareholder value, M&A ideas on a global scale to Japanese corporations who are now in a position of excess cash, having experienced a recovery in earnings, after intensive restructurings.

In Global Merchant Banking, the Company will commit its own capital towards investment projects (invest towards companies) expanding its business. Through cross coordination between business lines, Nomura Group will undertake to increase the value of its investments with the aim to maximize its return.

In Asset Management, the Company continues to enhance performance by continuing to offer a variety of investment opportunities, and increasing assets under management, through maintaining a strong sales support system and delivering products which is best suited to customer requirements. On defined contribution pension plan business, in line with the anticipated regulations, through enhancing the offering of integrated services ranging from consulting for plan implementation and investment education to supply products, the Company aims to further broaden its customer base.

Nomura Group will aim to fully utilize its combined strengths on an expedient basis, continuing its efforts in the development of the Japanese economy and expansion of its financial market, whilst expanding our client horizon and strengthen our earnings base, to enhance shareholder value.

Basic concept of corporate governance, and the status of its implementation

(Basic concept of corporate governance)

The Company in conjunction with the domestic companies of the Nomura Group has adopted the Committee System since June 2003.

Under the Committee System, management oversight functions are separated from business operation functions and many of the powers to execute business activities are delegated to executive officers. The Company can make quicker management decisions on a consolidated basis. Under this corporate governance structure, the Company has maintained three committees: a Nomination Committee, an Audit Committee and a Compensation Committee, each of which has a majority of outside directors, aimed at strengthening management oversight and further improving transparency.

The Company has maintained “Code of Ethics of Nomura Group” concerning the basic principles of corporate governance and social responsibilities to guide all directors, officers and employees of the Nomura Group.

The Company has adopted procedures under which the Audit Committee shall discuss and approve proposals by the Chief Financial Officer regarding fees for the Company’s independent accountant and the type of services to be provided.

(The status of corporate governance policy implementation)

1) The status of corporate governance regarding management decision-making, implementation and oversight, etc. in administrative organization

(1) The Committee System or the Statutory Auditor System

As described above, the Company has adopted the Committee System since June 2003.

(2) Appointment of outside directors

Board of Directors of the Company is comprised of eleven directors including four outside directors as defined under the Commercial Code of Japan.

(3) Overview of the committees

(i) Nomination Committee

The Nomination Committee is authorized to determine the particulars of proposals concerning the election and dismissal of directors to be submitted to a general meeting of shareholders. This committee’s current members are Junichi Ujiie (Chairman of the Board), Masaharu Shibata (outside director) and Hideaki Kubori (outside director). Junichi Ujiie is the Chairman of this committee. The Nomination Committee met two times during the year ended March 31, 2005.

(ii) Audit Committee

The Audit Committee is authorized to audit the execution by directors and executive officers of their duties and determine the particulars of proposals concerning the election and dismissal of the independent auditor to be submitted to a general meeting of shareholders. This committee’s current members are Haruo Tsuji (outside director), Koji Tajika (outside director) and Fumihide Nomura (non-executive director). Haruo Tsuji is the Chairman of this committee. All of the members are independent under the standards set forth in the Sarbanes-Oxley Act and Koji Tajika satisfies the requirements of “audit committee financial expert” under the Sarbanes-Oxley Act. The Audit Committee met 22 times during the year ended March 31, 2005.

(iii) Compensation Committee

The Compensation Committee is authorized to determine the particulars of the compensation for each director and executive officer. This committee’s current members are Junichi Ujiie (Chairman of the Board), Masaharu Shibata (outside director) and Hideaki Kubori (outside director). Junichi Ujiie is the Chairman of this committee. The Nomination Committee met 4 times during the year ended March 31, 2005.

(4) Allocation of full-time staff for the outside directors

Secretariat and Office of Audit Committee assist directors, including the outside directors, in execution of their operations.

(5) Framework for operational execution

Thirty-two executive officers determine the matters delegated by resolutions of the Board of Directors and execute the business of the Company. Important matters of those delegated to executive officers are determined by the Board of Executive Officers, the Executive Management Board or the Commitment Committee, each of which comprises the executive officers. The Board of Executive Officers composed of all thirty-two executive officers is authorized to determine the annual business plan and budget and the allocation of the management resources of the Nomura Group. The Executive Management Board consisting of ten executive officers including all representative executive officers is authorized to determine important matters concerning the management of the Nomura Group. The Commitment Committee is chaired by an executive officer appointed by the President & Chief Executive Officer and composed of six executive officers appointed by the chair of the Commitment Committee. The Commitment Committee is authorized to determine or discuss important matters regarding less liquid positions of the Nomura Group.

The Internal Controls Committee is authorized to determine basic matters concerning establishment of internal control and procedures relating to the business management structure of the Nomura Group. The Internal Controls Committee is consisted of four executive officers including the President & Chief Executive Officer and two non-executive directors, the Chairman of the Audit Committee and an Audit Mission Director.

(6) Internal control / Internal audit, audit by Audit Committee and financial audit

The Audit Committee is composed entirely of non-executive part-time directors and has central responsibilities for management audit functions under the Board of Directors. In order to facilitate audit functions, the following measures have been undertaken:

1.	Two non-executive but full-time directors (Audit Mission Directors) who are familiar with the business and organization of the Nomura Group, are assigned by the Board of Directors. They thus supplement the audit conducted by the Audit Committee, maintain the merits of the previous statutory audit system. The duty of an Audit Mission Director is to conduct operational supervision including daily inspections and investigations, such as attending important committee meetings.

2.	The Nomura Group has established an Internal Audit Division that is independent from other business and business support lines. The Head of Internal Audit supervises internal audit operations of the Company and its subsidiaries. The Internal Audit Division is directed by the Internal Controls Committee, members of which include a director belonging to the Audit Committee and an Audit Mission Director. Further, internal audit results are reported not only to the executive management but also to the Audit Committee and Audit Mission Directors.

The Company appoints Ernst & Young ShinNihon as independent auditors. The Company strives to ensure proper account processing and transparent management for financial reporting under the review of the independent auditors. In addition, the Audit Committee hears the report and explanation from the independent auditors and examines the financial statements (including the consolidated financial statements) and supplementary schedules.

(7) Risk Management Structure

The Company has an independent global risk management unit headquartered in Tokyo to support risk management which takes place at each level of Nomura’s business. The global risk management unit also monitors and manages market, credit, event and market liquidity risks with regard to Nomura’s trading and investment portfolios on a worldwide basis.

Nomura’s Executive Management Board is responsible for establishing global risk policies, and monitoring and managing the various risks that the Company faces in the business activities.

Nomura’s Board of Executive Officers and Executive Management Board also determine Nomura’s strategic direction and allocate resources and capital to each of Nomura’s businesses. The Executive Management Board reviews Nomura’s business plans, budgets and risk-adjusted performance to ensure proper diversification of risks and revenues. The Board of Executive Officers is made up of all of Nomura’s Executive Officers. The Executive Management Board is made up of Representative Executive Officers and some of Nomura’s Executive Officers appointed by Nomura’s Board of Directors. Nomura’s President and Chief Executive Officer is the Chairman of both of the organizations.

In addition to the above structure, the Commitment Committee was set up in order to control risks relating to the less liquid asset investments etc. Nomura’s Commitment Committee is made up of the Executive Officers assigned by the Chairman of the Committee, while such Chairman is appointed by the President and Chief Executive Officer.

Nomura’s global risk management headquartered in Tokyo provides risk information to the Executive Management Board and quantifies risk for each of Nomura’s businesses.

The Company has made a significant commitment to the development and continuous enhancement of an appropriate risk management system and procedures. This system enables the Company to produce various analyses of global-based exposure to counterparties under the unified obligor identification, as well as to calculate risk amounts, including Value-at-Risk amounts, based upon Nomura’s position and sensitivity data sets provided from Nomura’s regional risk management. The system, which senior management, global risk manager and regional risk managers access, integrates global market data, counterparty, position, exposure and other risk information worldwide. This enables the Company to achieve more efficient risk monitoring and more effective risk control.

2) Summary of personal, capital, dealing and other conflicts of interest between the Company, its outside directors and outside auditors

None

3) Implementation to expand company corporate governance in the recent year

The Company provides a forum for its outside directors where they discuss its corporate governance practices or procedures such as functions of the Board of Directors. Such forum was held three times during the year ended March 31, 2005.

For the purpose of disclosure of corporate information, the Disclosure Committee met eight times during the year ended March 31, 2005 to discuss matters relating to the annual securities report (yuka-shoken-hokokusho) and Form 20-F (annual report to be filed with the U.S. Securities and Exchange Commission). Also, the Disclosure Committee makes arrangements for documentation and evaluation of effectiveness of the Company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act that will apply to the Company from the year ended March 31, 2007.

Parent Company

None

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Holdings, Inc. Financial Information (Parent Company Only)

-Nomura Securities Co., Ltd. Financial Information

* The amounts presented for March 31, 2005 are rounded whereas the amounts for March 31, 2004 are truncated.

Financial Summary For the Year Ended March 31, 2005

Date:	April 28, 2005
Company name (code number):	Nomura Holdings, Inc. (8604)
URL(http://www.nomura.com/jp)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Amsterdam, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Shinji Iwai
Managing Director, Investor Relations Department
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
Number of shares in unit share system:	100 shares

(1) Operating Results	(in millions of yen except per share data and percentages)

	Operating Revenue	(Comparison)	Operating Income	(Comparison)	Ordinary Income	(Comparison)
Year Ended March 31, 2005	269,600	(99.2)%	177,898	(351.0)%	179,408	(354.8)%
Year Ended March 31, 2004	135,341		39,446		39,448

	Net Profit	(Comparison)	Net Profit per share (Yen)	Fully Diluted Net Profit per share (Yen)	Return on Shareholders’ Equity
Year Ended March 31, 2005	148,113	(343.8)%	76.26	76.21	10.4
Year Ended March 31, 2004	33,374		17.19	17.19	2.5

Average number of shares issued and outstanding during	the year ended March 31, 2005:	1,942,315,257
	the year ended March 31, 2004:	1,940,871,819

(2) Dividend

	Annual Dividend Per Share
Year Ended:		Interim	Year-end	Total Dividend	Payout Ratio	Dividend/ Shareholders’ Equity
	Yen	Yen	Yen	(Millions of yen)%		%
March 31, 2005	20.00	10.00	10.00	38,845	26.2	2.6
March 31, 2004	15.00	7.50	7.50	29,137	87.3	2.1

(3) Financial Position	(in millions of yen except per share data and percentages)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity/ Total Liabilities and Shareholders’ Equity (%)	Shareholders’ Equity Per Share (Yen)
Year Ended March 31, 2005	3,010,792	1,485,538	49.3	764.88
Year Ended March 31, 2004	2,469,719	1,367,005	55.4	703.76

1. Number of shares issued and outstanding at	March 31, 2005:	1,942,188,866

	March 31, 2004:	1,942,411,447

2. Number of treasury stock issued and outstanding at	March 31, 2005:	23,730,994

	March 31, 2004:	23,508,413

Nomura Holdings, Inc.

Unconsolidated Balance Sheet Information

(Unaudited)

(Millions of yen)

	March 31, 2005	March 31, 2004	Increase/(Decrease)
ASSETS
Current Assets	1,185,775	792,874	392,901

Cash and time deposits	7,395	1,973	5,422
Short-term loans receivable	1,090,526	708,516	382,010
Deferred tax assets	4,581	1,957	2,623
Other current assets	83,275	80,428	2,847
Allowance for doubtful accounts	(2)	(1)	(1)

Fixed Assets	1,825,017	1,676,844	148,172

Tangible fixed assets	38,152	40,512	(2,360)
Buildings	14,535	14,406	129
Furniture & fixtures	14,778	17,266	(2,489)
Land	8,839	8,839	—
Intangible assets	65,916	68,861	(2,946)
Software	65,915	68,860	(2,946)
Others	1	0	—
Investments and others	1,720,949	1,567,470	153,478
Investment securities	191,217	170,928	20,289
Investments in subsidiaries and affiliates (at cost)	1,134,697	1,106,513	28,183
Long-term loans receivable	280,950	173,147	107,802
Long-term guarantee deposits	50,312	51,718	(1,406)
Deferred tax assets	46,998	41,313	5,684
Other investments	16,807	23,882	(7,075)
Allowance for doubtful accounts	(33)	(34)	2

TOTAL ASSETS	3,010,792	2,469,719	541,073

(Millions of yen)

	March 31, 2005	March 31, 2004	Increase/(Decrease)
LIABILITIES
Current liabilities	906,931	469,835	437,095

Short-term borrowings	745,500	276,000	469,500
Bond with maturity of less than one year	60,000	2,631	57,369
Payables to customers and others	75,780	107,838	(32,058)
Accrued income taxes	4,024	63,304	(59,281)
Other current liabilities	21,627	20,061	1,565

Long-term liabilities	618,323	632,878	(14,555)

Bonds payable	180,000	190,000	(10,000)
Long-term borrowings	436,000	439,500	(3,500)
Other long-term liabilities	2,323	3,378	(1,055)

TOTAL LIABILITIES	1,525,254	1,102,713	422,540

SHAREHOLDERS’ EQUITY
Common stock	182,800	182,799	—
Capital reserves	114,326	114,311	14
Additional paid-in capital	112,504	112,504	—
Other capital reserves	1,821	1,807	14
Premium over acquisition cost of Treasury stock sold	1,821	1,807	14
Earned surplus	1,169,430	1,055,308	114,121
Earned surplus reserve	81,858	81,858	—
Voluntary reserve	950,033	950,038	(5)
Reserve for specified fixed assets	33	38	(5)
General reserve	950,000	950,000	—
Unappropriated retained earnings (accumulated deficit)	137,538	23,412	114,126
Net unrealized gain on investments	50,603	45,859	4,744
Treasury stock	(31,620)	(31,273)	(346)

TOTAL SHAREHOLDERS’ EQUITY	1,485,538	1,367,005	118,532

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,010,792	2,469,719	541,073

Nomura Holdings, Inc.

Unconsolidated Income Statement Information

(Unaudited)

	Fiscal Year Ended March 31, 2005 (A)	Fiscal Year Ended March 31, 2004 (B)	(Millions of yen) Comparison (A-B)/(B)
Operating revenue	269,600	135,341	99.2%

Property and equipment fee revenue	55,787	63,006	(11.5)
Rent revenue	29,511	29,971	(1.5)
Royalty on trademark	14,880	6,998	112.6
Dividend from subsidiaries and affiliated companies	162,389	29,533	449.8
Others	7,032	5,831	20.6

Operating expenses	91,702	95,895	(4.4)

Compensation and benefits	1,687	1,650	2.2
Rental and maintenance	31,061	34,302	(9.4)
Data processing and office supplies	20,117	20,567	(2.2)
Depreciation and amortization	27,762	26,480	4.8
Others	5,926	8,417	(29.6)
Interest expenses	5,149	4,476	15.0

Operating income	177,898	39,446	351.0

Non-operating income	3,632	2,644	37.3
Non-operating expenses	2,122	2,642	(19.7)

Ordinary income	179,408	39,448	354.8

Special profits	10,218	5,773	77.0
Special losses	49,661	5,067	880.1

Profit (loss) before income taxes	139,965	40,155	248.6

Income taxes - current	3,455	1,859	85.8

Income taxes - deferred	(11,603)	4,920	—

Net profit (loss)	148,113	33,374	343.8

Unappropriated retained earnings brought forward	8,849	4,606

Interim dividend	19,423	14,569

Unappropriated retained earnings (accumulated deficit)	137,538	23,412

Appropriation of Unconsolidated Retained Earnings

	Year ended March 31, 2005 (Proposal)		(Millions of yen) Year ended March 31, 2004
Unappropriated retained earnings (accumulated deficit)		137,538		23,412
Reversal of voluntary reserves		4		5
Reversal of reserve for specified fixed assets	4		5

Total		137,542		23,417

Appropriation:
Cash dividends*	19,422		14,568
General reserve	70,000		—

Total		89,422		14,568

Unappropriated retained earnings to be carried forward		48,121		8,849

*	7.5 yen per share for the year ended March 31, 2004
10 yen per share for the year ended March 31, 2005 (Proposal)
The Company paid interim dividend of 14,569 million Yen (7.5 Yen per share) for the six month ended September 30, 2003, and paid interim dividend of 19,423 million Yen (10 Yen per share) for the six month ended September 30, 2004.

Notes to Financial Statements

The financial statements for the fiscal year ended March 31, 2005 were prepared under Japanese GAAP in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963).

Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

(1) Other securities

a. Securities with market value	Recorded at market value.
The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “shareholders’ equity” on the balance sheet.
b. Securities with no market value	Recorded at cost using the moving average method or amortized cost.
(2) Stocks of subsidiaries and affiliates	Recorded at cost using the moving average method.

2. Depreciation and Amortization

(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method. However buildings (except leasehold improvements) acquired after March 31, 1998 are depreciated on the straight-line method.

(2) Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method.

3. Provisions

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectible amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

4. Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

5. Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

6. Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the difference is depreciated over the remaining period.

7. Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8. Application of Consolidated Tax Return System

The Company applies the consolidated tax return system.

Notes to Unconsolidated Balance Sheet Information

1.	Financial Guarantees

	March 31, 2005	(Millions of yen) March 31, 2004
Financial guarantees outstanding	1,761,453	1,599,086

*	In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2.	Accumulated Depreciation on Tangible Fixed Assets

March 31, 2005	(Millions of yen) March 31, 2004
66,582	64,439

Notes to Unconsolidated Income Statement Information

1.	“Property and equipment fee revenue” is revenue from the leasing of furniture and fixtures, and software to subsidiaries, including Nomura Securities Co., Ltd.

2.	“Rent revenue” is revenue from the leasing of properties to subsidiaries, including Nomura Securities Co., Ltd.

3.	“Royalty on trademark” is fee or patent revenue received on our trademark from Nomura Securities Co., Ltd.

4.	“Others” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd.

5.	Special profits and losses consist of the following:

(Millions of yen)

	Year Ended March 31, 2005	Year Ended March 31, 2004
Special profits
Gain on sales of investment securities	10,022	5,095
Reversal of allowance for doubtful accounts	—	678
Gain on redemption of warrants	195	—

Special losses
Loss on sales of investment securities	68	1,926
Loss on devaluation of investment securities	2,351	1,721
Loss on devaluation of investments in subsidiaries and affiliates	47,242	1,419

Notes on Securities Held

Stocks of Subsidiaries and Affiliates with Market Values

(Millions of yen)

	March 31, 2005			March 31, 2004
	Book Value (mil. Yen)	Market Value (mil. Yen)	Difference (mil. Yen)	Book Value (mil. Yen)	Market Value (mil. Yen)	Difference (mil. Yen)
Affiliates	45,785	92,761	46,976	45,785	130,954	85,169

Notes on Other Information

Information on lease transactions will be disclosed on EDINET. Other notes to the financial information will be disclosed when those are available.

Financial Summary For the Year Ended March 31, 2005

Date:	April 28, 2005
Company name:	Nomura Securities Co., Ltd.
(URL http://www.nomura.co.jp/)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Representative:	Nobuyuki Koga
President, Nomura Securities Co., Ltd.
For inquiries:	Shinji Iwai
Managing Director, Investor Relations Department
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811

Financial Highlights for the Year Ended March 31, 2005

(1) Operating Results	(Millions of yen except percentages)

	Operating Revenue	(Comparison)	Net Operating Revenue	(Comparison)	Operating Income	(Comparison)
Year Ended March 31, 2005	571,830	(-4.5)%	509,735	(-6.9)%	175,085	(-20.3)%
Year Ended March 31, 2004	598,772		547,765		219,561

	Ordinary Income	(Comparison)	Net Income	(Comparison)
Year Ended March 31, 2005	177,302	(-19.2)%	103,509	(-15.2)%
Year Ended March 31, 2004	219,410		122,063

(2) Financial Position	(Millions of yen except percentages)

	Total Assets	Shareholder’s Equity	Shareholder’s Equity/ Total Liabilities and Shareholder’s Equity (%)	Capital Adequacy Ratio (%)
March 31, 2005	15,117,216	762,343	5.0	236.5
March 31, 2004	15,628,170	754,504	4.8	230.2

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet Information

(Unaudited)

(Millions of yen)
	March 31, 2005	March 31, 2004	Increase/(Decrease)
ASSETS
Current Assets	15,039,850	15,559,847	(519,998)

Cash and time deposits	204,913	300,111	(95,198)
Deposits with exchanges and other segregated cash	760	760	—
Trading assets:	8,173,289	8,777,900	(604,611)
Trading securities	7,916,470	7,851,049	65,420
Derivative contracts	256,819	926,850	(670,032)
Net receivables arising from pre-settlement date trades	358,985	—	358,985
Margin account assets:	252,854	301,425	(48,571)
Loans to customers in margin transactions	178,325	149,113	29,211
Cash collateral to securities finance companies	74,529	152,311	(77,783)
Loans with securities as collateral:	5,817,682	5,785,461	32,220
Cash collateral for securities borrowed	5,014,466	5,051,538	(37,072)
Loans in gensaki transactions	803,215	733,923	69,292
Receivables from customers and others	1,440	2,720	(1,281)
Short-term guarantee deposits	41,119	101,960	(60,841)
Short-term loans receivable	112,198	189,889	(77,692)
Deferred tax assets	44,398	26,235	18,162
Other current assets	32,244	73,736	(41,492)
Allowance for doubtful accounts	(31)	(354)	324

Fixed Assets	77,366	68,323	9,043

Tangible fixed assets	3,210	159	3,050
Intangible assets	12,462	1,542	10,920
Investments and others	61,695	66,621	(4,927)
Investment securities	195	45	150
Deferred tax assets	36,687	33,675	3,012
Other investments	25,580	33,634	(8,055)
Allowance for doubtful accounts	(767)	(733)	(33)

TOTAL ASSETS	15,117,216	15,628,170	(510,955)

(Millions of yen)
	March 31, 2005	March 31, 2004	Increase/(Decrease)
LIABILITIES
Current Liabilities	13,837,984	14,389,341	(551,357)

Trading liabilities:	3,380,434	4,462,680	(1,082,246)
Trading securities	3,223,285	3,549,976	(326,692)
Derivative contracts	157,150	912,703	(755,554)
Net payables arising from pre-settlement date trades	—	421,117	(421,117)
Margin account liabilities:	35,379	29,153	6,226
Borrowings from securities finance companies	3,092	7,317	(4,226)
Customer margin sale proceeds	32,287	21,835	10,452
Borrowings with securities as collateral:	5,657,098	5,322,006	335,091
Cash collateral for securities loaned	3,163,099	3,229,044	(65,946)
Borrowings in gensaki transactions	2,493,999	2,092,962	401,037
Payables to customers and others	195,656	184,998	10,657
Guarantee deposits received	72,288	171,613	(99,325)
Short-term borrowings	4,121,067	3,260,750	860,317
Commercial paper	147,000	221,000	(74,000)
Short-term bonds payable	86,800	62,000	24,800
Bond due within one year	—	100,000	(100,000)
Accrued income taxes	14,459	24,620	(10,162)
Accrued bonuses for employees	14,700	15,200	(500)
Other current liabilities	113,103	114,201	(1,098)

Long-term Liabilities	514,888	483,066	31,822

Bonds payable	258,200	258,200	—
Long-term borrowings	190,000	160,000	30,000
Reserve for retirement benefits	52,452	48,685	3,766
Other long-term liabilities	14,237	16,180	(1,944)

Statutory Reserves	2,001	1,258	742

Reserve for securities transactions	2,001	1,258	742

TOTAL LIABILITIES	14,354,873	14,873,666	(518,793)

SHAREHOLDER’S EQUITY
Common stock	10,000	10,000	—
Capital reserves	529,579	529,578	—
Additional paid-in capital	529,579	529,578	—
Earned surplus	222,764	214,925	7,839
Voluntary reserve	63,000	63,000	—
General Reserve	63,000	63,000	—
Unappropriated retained earnings	159,764	151,925	7,839

TOTAL SHAREHOLDER’S EQUITY	762,343	754,504	7,839

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	15,117,216	15,628,170	(510,955)

Nomura Securities Co., Ltd.

Unconsolidated Income Statement Information

(Unaudited)

(Millions of yen except percentages)

	Year Ended March 31, 2005 (A)	Year Ended to March 31, 2004 (B)	Comparison (A-B)/(B)
Operating revenue	571,830	598,772	(4.5)

Commissions	297,608	279,936	6.3
Net gain on trading	204,773	263,274	(22.2)
Net gain on other inventories	6	11	(48.4)
Interest and dividend income	69,442	55,550	25.0
Interest expenses	62,095	51,007	21.7

Net operating revenue	509,735	547,765	(6.9)

Selling, general and administrative expenses	334,650	328,203	2.0

Transaction-related expenses	67,223	57,982	15.9
Compensation and benefits	135,065	139,116	(2.9)
Rental and maintenance	43,625	43,108	1.2
Data processing and office supplies	77,689	78,939	(1.6)
Others	11,048	9,056	22.0

Operating income	175,085	219,561	(20.3)

Non-operating income	3,344	1,470	127.4
Non-operating expenses	1,127	1,621	(30.5)

Ordinary income	177,302	219,410	(19.2)

Special profits	287	—	—
Special losses	1,630	407	300.2

Income before income taxes	175,959	219,003	(19.7)

Income taxes - current	93,624	103,241	(9.3)

Income taxes - deferred	(21,174)	(6,301)	—

Net income	103,509	122,063	(15.2)

Unappropriated retained earnings brought forward	56,256	29,862

Unappropriated retained earnings	159,764	151,925

Notes to Financial Statements

The financial statements for the fiscal year ended March 31, 2005 were prepared in accordance with the “Cabinet Office Ordinance Regarding Securities Companies” (Prime Minister’s Office Ordinance and the Ministry of Finance Ordinance, No. 32, 1998) and the amended “Uniform Accounting Standards of Securities Companies” (Japan Securities Dealers Association, September, 2001) based on “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963), collectively Japanese GAAP.

Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

(1) For trading purposes

Securities, derivative contracts, and other financial instruments classified as trading assets and liabilities are accounted for at fair value based on the mark-to-market method.

(2) For non-trading purposes

Securities with no market value are recorded at cost using the moving average method.

2. Depreciation and Amortization

(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

(2) Amortization of intangible assets

Intangible assets are amortized primarily over their estimated useful lives on the straight-line method.

3. Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

4. Provisions

(1) Allowance for doubtful accounts

To provide for loan losses, Nomura Securities Co., Ltd. (Nomura Securities) made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

(2) Accrued bonuses

To provide for employee bonus payments, an estimated accrual is recorded in accordance with the prescribed calculation method.

(3) Reserve for retirement benefits

To provide for the payment of lump-sum retirement benefits and funding the qualified retirement pension plan in the future, the estimated future obligations less the fair value of current pension assets is recorded as a reserve for employee retirement benefits.

5. Leasing Transactions

Lease contracts for which the title of the leased property has not been transferred are accounted for as operating lease transactions.

6. Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

7. Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8. Application of Consolidated Tax Return System

Nomura Securities applies consolidated tax return system.

9. Netting Derivative Transactions

The amount of swap transactions with counterparties who have concluded a legally effective master netting agreement are presented on netted basis. The netted amount is 743,283 million Yen. Derivative transactions of both assets and liabilities have decreased by the same amount.

Notes to Balance Sheet Information

1. Financial Guarantees

	March 31, 2005	(Millions of yen) March 31, 2004
Financial guarantees outstanding	1,364,956	1,033,386

*	In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2. Accumulated Depreciation on Tangible Fixed Assets

March 31, 2005	(Millions of yen) March 31, 2004
800	360

3. Subordinated Borrowigs, Bonds, and Notes

	March 31, 2005	(Millions of yen) March 31, 2004
Short-term borrowings	70,000	—
Long-term borrowings	190,000	160,000
Bonds payable	60,000	60,000

Notes to Income Statement Information

1. Breakdown of Special Profits

	Year Ended March 31, 2005	(Millions of yen) Year Ended March 31, 2004
Special profits
Reversal of allowance for doubtful accounts	287	—

2. Breakdown of Special Losses

	Year Ended March 31, 2005	(Millions of yen) Year Ended March 31, 2004
Special losses
Reserve for securities transactions	742	407
Loss on devaluation of fixed assets	888	—

Nomura Securities Co., Ltd. Quarter Income Statement Information

(Millions of yen)

	For the Quarter from April 1, 2004 to June 30, 2004	For the Quarter from July 1, 2004 to September 30, 2004	For the Quarter from October 1, 2004 to December 31, 2004	For the Quarter from January 1, 2005 to March 31, 2005	For the Year from April 1, 2004 to March 31, 2005
Operating revenue	162,977	128,554	133,357	146,941	571,830

Commissions	82,401	72,344	63,048	79,815	297,608
Net gain on trading	62,286	35,999	53,019	53,471	204,773
Net gain on other inventories	1	1	2	3	6
Interest and dividend income	18,289	20,211	17,289	13,653	69,442
Interest expenses	21,057	10,791	16,629	13,618	62,095

Net operating revenue	141,920	117,763	116,728	133,323	509,735

Selling, general and administrative expenses	80,723	84,008	80,900	89,019	334,650

Transaction-related expenses	15,084	18,015	14,922	19,201	67,223
Compensation and benefits	35,249	32,974	33,354	33,489	135,065
Rental and maintenance	10,407	10,822	10,930	11,465	43,625
Data processing and office supplies	17,853	19,459	19,380	20,997	77,689
Other	2,130	2,738	2,314	3,867	11,048

Operating income	61,198	33,756	35,828	44,304	175,085

Non-operating income	1,647	389	361	947	3,344
Non-operating expenses	256	424	191	256	1,127

Ordinary income	62,588	33,721	35,998	44,995	177,302

Special profits	130	163	20	(26)	287
Special losses	—	1,087	272	271	1,630

Income before income taxes	62,719	32,797	35,746	44,698	175,959

Income taxes - current	20,143	16,084	8,732	48,665	93,624

Income taxes - deferred	7,537	(3,331)	5,750	(31,129)	(21,174)

Net income	35,039	20,043	21,265	27,162	103,509

Supplementary Information

1. Commission Revenues	(Millions of yen except percentages)

(1) Breakdown by Category

	Year Ended March 31, 2005 (A)	Year Ended March 31, 2004 (B)	Comparison (A-B)/(B)(%)
Brokerage commissions	133,076	129,377	2.9%

Stocks	123,339	118,033	4.5
Underwriting commissions	40,399	41,300	(2.2)

Stocks	35,973	36,752	(2.1)
Bonds	4,425	4,547	(2.7)
Distribution commissions	49,131	43,668	12.5

Investment trust certificates	41,453	37,169	11.5
Other commissions	75,001	65,589	14.3

Investment trust certificates	29,821	24,202	23.2

Total	297,608	279,936	6.3

(2) Breakdown by Product
	Year Ended March 31, 2005 (A)	Year Ended March 31, 2004 (B)	Comparison (A-B)/(B)(%)
Stocks	162,954	158,206	3.0%
Bonds	18,679	21,401	(12.7)
Investment trust certificates	80,191	71,636	11.9
Others	35,784	28,691	24.7

Total	297,608	279,936	6.3

2. Net Gain/Loss on Trading

(Millions of yen except percentages)

	Year Ended March 31, 2005 (A)	Year Ended March 31, 2004 (B)	Comparison (A-B)/(B)(%)
Stocks	70,337	80,757	(12.9)%
Bonds and forex	134,436	182,517	(26.3)

Total	204,773	263,274	(22.2)

3. Stock Trading (excluding futures transaction)

(Millions of shares or yen except per share data and percentages)

	Year Ended March 31, 2005 (A)		Year Ended March 31, 2004 (B)		Comparison (A-B)/(B)(%)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	61,049	57,892,981	62,667	52,236,699	-2.6%	10.8%

(Brokerage)	42,571	37,600,648	44,469	33,801,841	-4.3	11.2
(Proprietary Trading)	18,478	20,292,333	18,198	18,434,857	1.5	10.1

Brokerage / Total	69.7%	64.9%	71.0%	64.7%

TSE Share	6.1%	6.8%	6.7%	7.1%

Brokerage Commission per share (yen)	2.88		2.62

4. Underwriting, Subscription, and Distribution

(Millions of shares or yen except percentages)

	Year Ended March 31, 2005 (A)	Year Ended March 31, 2004 (B)	Comparison (A-B)/(B)(%)
Underwriting
Stocks (number of shares)	374	652	-42.7%
(yen amount)	915,220	775,448	18.0
Bonds (face value)	9,249,792	7,388,910	25.2
Investment trust certificates (yen amount)	—	—	—
Commercial paper and others (face value)	469,800	504,200	-6.8

Subscripition and Distribution*
Stock (number of shares)	868	1,014	-14.5
(yen amount)	1,032,890	865,546	19.3
Bond (face value)	2,415,724	2,185,971	10.5
Investment trust certificates (yen amount)	14,155,124	13,661,810	3.6
Commercial paper and others (face value)	466,600	504,200	-7.5

*	Includes secondary offering and private placement.

5. Capital Adequacy Ratio

(Millions of yen except percentages)

			March 31, 2005	March 31, 2004
Tier I		(A)	666,673	658,834
Tier II	Statutory reserves		2,000	1,258
	Allowance for doubtful accounts		30	354
	Subordinated debt		319,500	219,400

	Total	(B)	321,531	221,013

Illiquid Asset		(C)	156,371	82,343

Net Capital (A)+(B)-(C)=		(D)	831,833	797,504

	Market risk		125,301	136,981
Risk	Counterparty risk		133,042	114,652
	Basic risk		93,334	94,702

	Total	(E)	351,678	346,336

Capital Adequacy Ratio		(D)/(E)	236.5%	230.2%

NOMURA HOLDINGS, INC.

Tokyo, April 28, 2005

Nomura Announces Target Dividend Amounts for Fiscal Year ending March 31, 2006

Nomura Holdings, Inc. (“The Company”) today announced that it has increased its target dividend amounts for the fiscal year ending March 31, 2006 by 4 yen annually from target dividend amounts for the fiscal year ended March 31, 2005. The payment and the amount of the dividends shall be determined by resolution of the Company’s Board of Directors.

Target Dividend Amounts

Fiscal year ending March 31, 2006 (April 1, 2005 — March 31, 2006)
Interim Dividend	12 yen per share
Year-end Dividend	12 yen per share
Total	24 yen per share

Notes:-

(1)	All dividends are ordinary dividends.
(2)	The payment and the amount of the interim dividend shall be determined by a resolution of the Company’s Board of Directors expected to be held in October 2005 and the payment and the amount of the year-end dividend shall be determined by a resolution of the Company’s Board of Directors expected to be held in May 2006.

(Reference information)

1.	Dividend Policy

When determining the amount of any cash dividend, the Company will first consider the maintenance of capital sufficient to capture business opportunities as they may develop. The Company will then decide the target dividend amounts, taking into account the firm’s dividend-on-equity ratio (DOE). Lastly, when the Company achieves a sufficient level of profit, it will decide the amount of the cash dividend taking into consideration the pay-out ratio. As for retained profits, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

2.	Historical Dividends

Fiscal year ended March 31, 2004

	Interim Dividend	Year-end Dividend	Annual Dividend
Dividend Amounts	7.50 yen	7.50 yen	15.00 yen

Fiscal year ended March 31, 2005

	Interim Dividend	Year-end Dividend	Annual Dividend
Target Dividend Amounts	10.00 yen	10.00 yen	20.00 yen
Dividend Amounts	10.00 yen	10.00 yen (E)	20.00 yen (E)

Notes:-

(1)	All dividends are ordinary dividends.
(2)	The payment and the amount of the year-end dividend for the fiscal year ended March 31, 2005 shall be determined by a resolution of the Company’s Board of Directors expected to be held in May 2005.
(3)	The Company began announcing target dividend amounts in the fiscal year ended March 31, 2005.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino Shuji Sato Mitch Hayes Larry Heiman	Nomura Securities Co., Ltd Corporate Communications Dept., Nomura Group Headquarters	81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.